SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

News Release

Russian Deputy Prime Minister Gordeyev to Visit CNH’s Racine Manufacturing Operations

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939

Lake Forest, Illinois (May 2, 2003) Deputy Prime Minister of the Russian Federation and Minister of Agriculture Alexei Gordeyev, along with a delegation of other Russian dignitaries, is scheduled to visit with top CNH management on Saturday, May 3, 2003 to discuss additional future business opportunities with Russia.

Gordeyev was invited to the United States by USDA Secretary Ann Veneman. CNH is the first US-based company Gordeyev has chosen to visit following his trip to Washington D.C. The meeting will take place at the Racine Manufacturing Operations, home of the New Holland TG and Case IH Magnum agricultural tractors.

CNH’s history of business with Russia dates back to 1907, when the focus was on supporting the booming agricultural industry. Since then, and particularly in the last 12 years, CNH has taken the leading position among western suppliers to Russia and other republics of the former Soviet Union. As their agricultural industry continues to grow, Russian agricultural equipment needs are focused on new, top-of-the-line, high performance equipment including high horsepower tractors, such as the Magnum and TG, and combines, such as the Case IH Axial-Flow and New Holland TX ranges.

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CNH is the number one manufacturer of agricultural tractors and combines in the world, the leader in light construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/S/ Darlene M. Roback Darlene M. Roback Assistant Secretary

May 5, 2003